UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces the Transfer of Vinci's Stake in Inversiones y Tecnicas Aeroportuarias to Mr. Fernando Chico Pardo

Mexico City, April 12, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that today it has received a communication from “ITA” (ASUR’S strategic partner) notifying the Company of the transfer of Vinci, S.A.‘s (Vinci) 24.5% ownership stake in ASUR’s strategic partner, Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. (ITA) to Mr. Fernando Chico Pardo.

ITA became ASUR’s strategic partner when it acquired 15% of ASUR’s capital in 1998 as part of the privatization of the airport system in Mexico.

As a result of this transaction, ITA’s stockholders currently are Copenhagen Airports A/S (25.5%), Nacional Financiera, S.N.C. (25.5%), Ferrovial Aeropuertos, S.A. (24.5%) and Mr. Fernando Chico Pardo (24.5%).

The new stockholder in ITA, Mr. Fernando Chico Pardo, founder and President of PROMECAP, S.C., is a Mexican investor who serves as a board member of the United Nations Pension Fund, The Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso, among others.

According to the original agreements signed by ASUR and the Mexican Federal Government, the transfer of Vinci’s shares in ITA to Mr. Fernando Chico Pardo does not require the approval of ASUR’s stockholders, since Vinci is not a key partner in ITA (as defined in such agreements).

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 12, 2004